UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )


                     Flexweight Corporation
                 -----------------------------
                        (Name of Issuer)


                 Common Stock, par value $0.10
             --------------------------------------
                 (Title of Class of Securities)


                          339385 20 5
                        ---------------
                         (CUSIP Number)


   Ken Kurtz, 2133 East 9400 South, Suite 151, Sandy, Utah 84093
   -------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                      September 17, 1998
                      -------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule
     13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f)
     or 240.13d-1(g), check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
     See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D
 CUSIP No.  339385 20 5
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1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
 Park Street Investments, Inc. ("Park Street")  ---  87-0517103

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  (  )
                                                                 (B)  (  )

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3)   SEC USE ONLY


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4)   SOURCE OF FUNDS
 OO

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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (    )

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
 Park Street was organized in the State of Utah.

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                         7)  SOLE VOTING POWER
NUMBER OF                     -0- (0%)
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                      975,724 (6.0%)
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                   -0- (0%)
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                              975,724 (6.0%)
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  975,724 Shares  (Directly owned)

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  (  )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  6.0%

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14)  TYPE OF REPORTING PERSON
  Park Street  ---  CO

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
                                                                  Page 3 of 6

                                 SCHEDULE 13D
 CUSIP No.  339385 20 5
------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
 Ken Kurtz  ---  ###-##-####

------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  (  )
                                                                 (B)  (  )

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3)   SEC USE ONLY


------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
 OO

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (    )

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
 Ken Kurtz is a US citizen

------------------------------------------------------------------------------
                         7)  SOLE VOTING POWER
NUMBER OF                     -0- (0%)
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                      975,724 (6.0%)
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                   -0- (0%)
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                              975,724 (6.0%)
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  975,724 Shares  (Indirectly owned through Park Street Investments, Inc.)

------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  (  )

------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  6.0%

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14)  TYPE OF REPORTING PERSON
 Ken Kurtz  --- IN

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
                                                                  Page 4 of 6

Item 1.  Security and Issuer

This statement relates to common stock, par value $0.10 per share, of Flexweight Corporation ("Common Stock"). Flexweight Corporation ("Flexweight" or "Issuer") is a Kansas corporation with principal executive offices at 915 North Wells Avenue, Wendover, Nevada 89883.


Item 2.  Identity and Background

(a) This statement is filed by Park Street Investments, Inc., a Utah corporation ("Park Street") and Ken Kurtz, an individual and sole officer/director and shareholder of Park Street.

(b) The business address for both Park Street and Ken Kurtz is 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

(c) The principal business of Park Street is providing financial and business consulting services. Ken Kurtz is the sole officer/director and shareholder of Park Street.

(d) During the last five years, Park Street and Ken Kurtz have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e) During the last five years, Park Street and Ken Kurtz was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Park Street is a Utah corporation.  Ken Kurtz is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration

On August 8, 1996, Park Street received 97,612 shares of Common Stock of the Issuer as compensation by way of engagement fee. On April 8, 1998 the Majority Shareholders of the Issuer effected a 1-for-100 reverse stock split on the Company's issued and outstanding Common Stock.

On May 4, 1998, Park Street received 349,000 post reverse split shares of Common Stock of the Issuer as compensation for consulting services pursuant to a Financial Consulting Agreement dated July 1, 1997 and a Reorganization Agreement dated May 1, 1998.

On May 12, 1998, Park Street received 2,703 additional post reverse split shares of the Issuer for expenses paid on behalf of the Issuer.

On September 16, 1998, Park Street received 300,000 shares of Common Stock of the Issuer as a partial payment for work and services provided pursuant to a Financial Consulting Agreement dated June 1, 1998 with the Issuer.

On September 17, 1998, Park Street received an additional 333,333 shares of Common Stock of the Issuer in final payment for work and services provided pursuant to a Financial Consulting Agreement dated June 1, 1998 with the Issuer.

Park Street and Ken Kurtz share the voting power on the 975,724 shares (6.0%) of Flexweight Corporation. Park Street directly controls the shares. Mr. Kurtz is the sole officer/director and shareholder of Park Street and therefore indirectly controls the shares held by Park Street.

Item 4.  Purpose of Transaction

The purpose of the transactions was to obtain payment for consulting services and work performed by Park Street for the benefit and assistance of the Issuer. Also, please see Item 3, "Source and Amount of Funds or Other Consideration", above.


Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 1, 1997 the Issuer entered into a Financial Consulting Agreement with Park Street for an initial term of two years, whereby Park Street was to provide the Issuer with consulting services. On May 1, 1998 the Issuer and its subsidiary Flex Holdings, Inc., a Nevada corporation, signed a Reorganization Agreement, whereby Park Street was to be issued 349,000 shares, registered under Section S-8 of the Securities Act, as amended.

On May 22, 1998 the Issuer signed a Recognition of Services Preformed and Receipt of Payment Thereof with Park Street, whereby Park Street recognized payment in full under the Financial Consulting Agreement dated July 1, 1997.

On June 1, 1998 the Issuer entered into a Financial Consulting Agreement with Park Street for an initial term of three months, whereby Park Street was to provide the Issuer with consulting services.


Item 7.  Material to Be Filed as Exhibits.

Financial Consulting Agreement dated July 1, 1997 by and between Park Street Investments, Inc. and Flexweight Corporation, incorporated herein by reference from the Issuer's report on Form 10-K for the fiscal year ended August 31, 1997.

Reorganization Agreement dated May 1, 1998 by and between Flexweight Corporation, Flex Holdings, Inc. and Oasis Hotel, Resort & Casino - III, Inc., incorporated herein by reference from the Issuer's Current Report on Form 8-K dated May 1, 1998.

Recognition of Services Preformed and Receipt of Payment Thereof dated May 22, 1998 by and between Park Street Investments, Inc. and Flexweight Corporation attached hereto as Exhibit "A" and incorporated herein by reference.

Financial Consulting Agreement dated June 1, 1998 by and between Park Street Investments, Inc. and Flexweight Corporation, incorporated herein by reference from the Issuer's Registration Statement filed on Form S-8 dated September 16, 1998.


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Park Street Investment, Inc.            Ken Kurtz


  Ken Kurtz                             Ken Kurtz
--------------------------------        --------------------------------
Ken Kurtz, President                    Ken Kurtz, an individual

Dated:   09/29/98                       Dated:   09/29/98


















Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).